Buenos Aires, June 27th, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on May 2nd, 3rd, 4th, 7th, 8th, 9th, 10th, 11th, 14th, 15th and 16th, 17th, 18th, 21st, 22nd, 23rd, 24th, 28th, 29th, 30th and 31st and June 1st, 4th 6th, 7th, 8th, 11th, 12th, 13th, 14th, 15th, 18th , 19th, 25th and 26th in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on April 27th, 2018, as informed to the market on the Relevant Event published on that same date.

To this regard, the Company has acquired on the date hereof 204,451ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
06-27-18	204,451	39.173900	8,009,143	SBS Trading S.A.

Finally, the Company communicates that with the purchase informed hereby, the plan approved by the Board of Directors on its meeting held on April 27th, 2018 is completed and therefore considered finished.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations